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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 11-K

            [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

            [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 001-15423



================================================================================
                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
================================================================================


                              Grant Prideco, Inc.
                              1330 Post Oak Blvd.
                                   Suite 2700
                               Houston, TX 77056

      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

      Grant Prideco, Inc. 401(k) Savings Plan
      Years ended December 31, 2001 and 2000

                     Grant Prideco, Inc. 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2001 and 2000





                                    CONTENTS


Report of Independent Auditors...............................................1

Audited Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits..............................3
Statement of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements................................................5


Supplemental Schedule

Schedule of Assets (Held at End of Year)....................................10

                         Report of Independent Auditors

To the Administrative Committee of the
   Grant Pridco, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Grant Prideco, Inc. 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              /s/ ERNST & YOUNG
Houston, Texas
May 22, 2002

                                                          [ARTHUR ANDERSEN LOGO]

               COPY

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Grant Prideco, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Grant Prideco, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000, and the period from inception, November 1, 1999, through December 31, 1999. These financial statements and supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, and the period from inception, November 1, 1999, through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and assets held for investment purposes as of December 31, 1999, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP



                                    -------------------------------------------
Houston, Texas                      THIS IS A COPY OF THE REPORT PREVIOUSLY
July 21, 2001                       ISSUED AND THE REPORT HAS NOT BEEN REISSUED
                                    BY ARTHUR ANDERSEN LLP. THERE WILL BE NO
                                    CONSENT FOR YEAR 2000.
                                    -------------------------------------------

                     Grant Prideco, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                        2001              2000
                                                  ------------------------------------
ASSETS
Investments, at fair value                        $   28,999,244    $ 28,047,316
 Receivables:
   Participants' contributions                           225,846         309,756
   Company contributions                                  68,161          88,184
   Income                                                  6,323           3,772
                                                  ------------------------------------
Total receivables                                        300,330         401,712
                                                  ------------------------------------
Total assets                                          29,299,574      28,449,028

LIABILITIES
Cash overdraft                                               652               -
Excess contribution refunds payable                      153,631          52,842
                                                  ------------------------------------
Net assets available for benefits                 $   29,145,291    $ 28,396,186
                                                  ====================================





See accompanying notes.

                     Grant Prideco, Inc. 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                      For the year ended December 31, 2001


Additions:
   Investment income                                            $     1,033,235
   Participants contributions                                         3,315,561
   Employer contributions                                               926,463
   Rollovers                                                          1,561,731
                                                              -----------------
Total additions                                                       6,836,990

Deductions:
   Net depreciation in fair value of investments                      3,849,072
   Benefits paid to participants and beneficiaries                    2,029,458
   Excess contribution refunds                                          153,631
   Administrative expenses                                               11,586
                                                              -----------------
Total deductions                                                      6,043,747
Transfer to other plan                                                  (44,138)
                                                              -----------------

Net increase                                                            749,105
Net assets available for benefits, beginning of year                 28,396,186
                                                              -----------------
Net assets available for benefits, end of year                  $    29,145,291
                                                              =================






See accompanying notes.

                     Grant Prideco, Inc. 401(k) Savings Plan

                          Notes to Financial Statements


                                December 31, 2001


1. DESCRIPTION OF THE PLAN

The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc. and affiliated employers (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

A participant may elect to contribute, by payroll deductions, 1% to 16% of their compensation to the Plan on a pretax basis subject to certain limitations. Participants may also elect to contribute up to 16% of after-tax compensation subject to certain limitations. The combination of participant contributions cannot exceed 16% of compensation. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.

The Company contributes 50% of the first 6% of base compensation that a participant, who has completed one year of active service, contributes to the Plan. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made during 2001 or 2000.

Participants direct all contributions in the various investment options offered by the Plan. The Company was created as a result of a spin-off from Weatherford International, Inc. ("Weatherford"). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's matching contributions, an allocation of the Company's discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

                     Grant Prideco, Inc. 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

A participant may borrow from his or her account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant's account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.

VESTING

Participants are immediately vested in all contributions plus actual earnings thereon.

WITHDRAWALS AND TERMINATIONS

A participant may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant's pretax contributions and Company contributions will be available to a participant who has attained age 59 1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of a participant's account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or defer payment until some later date, but not later than the time prescribed by law.

EXPENSES OF THE PLAN

Certain administrative expenses of the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                     Grant Prideco, Inc. 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The Plan's investments in mutual funds and common stock are stated at fair value which represents the quoted market price on the last business day of the plan year. Common collective trusts are stated at fair value which represents the net asset values of shares held by the Plan at year-end, as determined by the issuer based on the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                     Grant Prideco, Inc. 401(k) Savings Plan

3. INVESTMENTS

The Plan's individual investments that represent 5 percent or more of the fair value of the Plan's net assets are as follows:

                                                                                   DECEMBER 31
                                                                             2001              2000
                                                                       ------------------------------------
Merrill Lynch Equity Index Trust                                         $   5,051,959    $   5,933,167
Merrill Lynch Retirement Preservation Trust                              $   4,549,894    $   4,362,514
Phoenix-Engemann Small & Mid-Cap Growth Fund (Class A)                   $   3,065,632    $   4,202,020
Hotchkis & Wiley International Fund (Class I)                            $   1,348,956    $   1,498,066
Merrill Lynch Capital Fund, Inc (Class A)                                $   5,215,856    $   5,628,766
Davis New York Venture Fund, Inc.                                        $   2,017,244    $   1,743,251
Grand Prideco, Inc. common stock                                         $   4,235,391    $   1,763,461

During 2001 the Plan's investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair values as follows:

Common collective trusts                                                                  $      (732,255)
Mutual funds                                                                                   (2,627,855)
Common stock                                                                                     (488,962)
                                                                                          ---------------
                                                                                          $    (3,849,072)
                                                                                          ===============

4. RISKS AND UNCERTAINTIES

The Plan provides for various investments in common collective trusts, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

                     Grant Prideco, Inc. 401(k) Savings Plan

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. SUBSEQUENT EVENT

Effective January 1, 2002, the definition of compensation used to determine Company contributions was changed from base to gross compensation.

                              Supplemental Schedule

                    Grant Prideco, Inc. 401(k) Savings Plan

                    Schedule of Assets (Held at End of Year)


                             EIN: 76-0312499 PN:001


                               December 31, 2001

    IDENTITY OF ISSUE                      DESCRIPTION OF INVESTMENT                  CURRENT VALUE
----------------------------------------------------------------------------------------------------
*Merrill Lynch                      Merrill Lynch Equity Index Trust                 $     5,051,959

*Merrill Lynch                      Merrill Lynch Retirement Preservation Trust            4,549,894

 Phoenix Investment Partners        Phoenix-Engemann Small & Mid-Cap Growth Fund
                                       (Class A)                                           3,065,632

 Mercury Hotchkis Willey Funds      Hotchkis & Wiley International Fund (Class I)          1,348,956

*Merrill Lynch                      Merrill Lynch Global Allocation Fund, Inc.
                                       (Class A)                                             398,007

*Merrill Lynch                      Merrill Lynch Capital Fund, Inc. (Class A)             5,215,856

*Merrill Lynch                      Merrill Lynch Corporate Bond Intermediate Term
                                       Portfolio (Class A)                                   919,501

 Davis Venture Group                Davis New York Venture Fund, Inc.                      2,017,244

 Weatherford International, Inc.    Common stock of Weatherford International, Inc.          293,330

*Grant Prideco, Inc.                Common stock                                           4,235,391

*Merrill Lynch                      Merrill Lynch USA Government Reserves                    206,363

*Participant loans                  Various maturity dates with interest rates
                                       ranging from 6.5% to 10.5%                          1,697,111
                                                                                     ---------------
                                                                                     $    28,999,244
                                                                                     ===============

*Party-in-interest

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN



                                         /s/  WARREN AVERY
                                         ---------------------------------------
Date: June 27, 2002                      Mr. Warren Avery
                                         Vice President, Human Resources and IT,
                                         For Grant Prideco, Inc., and
                                         Administrative Committee Member

                                INDEX TO EXHIBIT


 Exhibit
  Number
 -------
  23.1        Consent of Independent Auditors